SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Blackstone Real Estate Income Fund II

(Name of Issuer)

Institutional Class II Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Leslie Lenzo

Advocate Health Care Network

Advocate Health and Hospitals Corporation

3075 Highland Parkway

Downers Grove, IL 60515

(630) 929-5736

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Advocate Health Care Network – FEIN: 36-2167779
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,938.785(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,938.785(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,938.785(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 5.

1	NAMES OF REPORTING PERSON Advocate Health and Hospitals Corporation – FEIN: 36-2169147
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,938.785(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,938.785(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,938.785(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 5.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2016, by the Reporting Persons with respect to the Institutional Class II Shares of Beneficial Interest, $0.001 par value per share (the “Class II Shares”), of Blackstone Real Estate Income Fund II, a Delaware statutory trust (the “Fund”), beneficially owned by the Reporting Persons, as amended by Amendment No. 1 filed with the SEC on January 29, 2018 (collectively, the “Schedule 13D”) . Except as amended or supplemented by this Amendment No. 2, all other information in the Schedule 13D is as set forth therein.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the Class II Shares of the Fund. The Fund reports that its principal executive offices are located at 345 Park Avenue, New York, New York 10154.

Item 2. Identity and Background.

(a) (b) This Schedule 13D/A is filed by Advocate Health Care Network (“AHCN”) and Advocate Health and Hospitals Corporation (“AHHC” and collectively with AHCN, the “Reporting Persons” and each a “Reporting Person”).    The Class II Shares covered by this Schedule 13D/A are held of record by AHHC, which is a wholly-owned subsidiary of AHCN. The Reporting Persons entered into a Joint Filing Agreement dated June 2, 2016, a copy of which was filed as Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on June 3, 2016, which is incorporated by reference herein, pursuant to which the Reporting Persons agreed to jointly file the Schedule 13D, and amendments thereto.

The principal business of each of the Reporting Persons is providing faith-based, not-for-profit health care in Illinois.

Each of the Reporting Persons is an Illinois corporation. The principal address of each of the Reporting Persons is 3075 Highland Parkway, Downers Grove, Illinois 60515.

The names and principal occupations of each of the directors and executive officers of each Reporting Person are as follows:

AHCN:

Board of Directors:

David B. Anderson

Jose Armario

Lynn Crump-Caine

Rev. Dr. Nathaniel Edmond

Ronald L. Greene

Mark M. Harris

Gail D. Hasbrouck

Rick Jakle

Ronald J. Mallicoat, Jr.

Bishop Wayne N. Miller

Rev. Dr. Jorge L. Morales

Clarence Nixon, Jr. Ph.D.

Michele Richardson

James H. Skogsbergh

Gary D. Stuck, D.O., FAAFP

John F. Timmer

Executive Officers:

Dominick Nakis – Chief Financial Office

Steve Huser – Senior Vice President, Treasury Services

Leslie Lenzo, CFA – Vice President, Treasury and Chief Investment Officer

AHHC:

Board of Directors:

David Anderson

Jose Armario

Lynn Crump-Caine

Rev. Dr. Nathaniel Edmond

Ronald L. Greene

Mark Harris

Gail D. Hasbrouck

Rick Jakle

Clarence Nixon, Jr. Ph.D.

Michele Baker Richardson

James Skogsbergh

Gary D. Stuck, D.O., FAAFP

John F. Timmer

Executive Officers:

Dominick Nakis – Chief Financial Office

Steve Huser – Senior Vice President, Treasury Services

Leslie Lenzo, CFA – Vice President, Treasury and Chief Investment Officer

(d)-(e) During the last five years, none of the Reporting Persons, nor any of the executive officers or directors of each of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each director and executive officer of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Class II Shares purchased by AHHC was $5,000,000. AHHC’s payment of the aggregate purchase price was funded by cash on hand. AHHC acquired 4,800.405 Class II Shares pursuant to a dividend reinvestment plan of the Fund.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Class II Shares for investment purposes.

None of the Reporting Persons currently has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Fund, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) AHHC is the record holder of 26,938.785 Class II Shares, which represent approximately 10.9% of the outstanding Class II Shares. Because AHHC is a wholly-owned subsidiary of AHCN, AHCN is deemed to hold an indirect beneficial ownership over the Class II Shares. The voting and investment power over the Class II Shares covered by this Schedule 13D/A is shared by the Reporting Persons.

(c) On June 29, 2018, 31,418.657 Class II Shares were repurchased by the Fund pursuant to an Offer to Repurchase dated as of April 5, 2018 (the “Offer”). Pursuant to the terms of the Offer, the purchase price of the Class II Shares was equal to the net asset value per Class II Shares as of June 30, 2018, which was determined by the Fund on July 26, 2018 to be $1,026.5027.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement dated June 2, 2016, a copy of which was filed as Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on June 3, 2016, which is incorporated by reference herein, pursuant to which the Reporting Persons agreed to jointly file the Schedule 13D, and amendments thereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated June 2, 2016 (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on June 3, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 1, 2018

ADVOCATE HEALTH CARE NETWORK

By: /s/ Leslie Lenzo

Leslie Lenzo, VP Treasury and Chief Investment Officer

ADVOCATE HEALTH AND HOSPITALS CORPORATION

By: /s/ Leslie Lenzo

Leslie Lenzo, VP Treasury and Chief Investment Officer